                                            SECURITIES AND EXCHANGE COMMISSION
                                                   WASHINGTON, DC 20549

                                                        FORM 12b-25

                                                                       Commission File Number: 333-24739

                                                NOTIFICATION OF LATE FILING

(Check One):
    |X| Form 10-K and Form 10-KSB     |_| Form 11-K     |_| Form 20-F   |_| Form 10-Q
 |_| Form N-SAR

         For Period Ended:    December 31, 1999

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-K
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

         Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Part II, Items 6 and 7 and a portion of Part III, Item 13

                                                          PART I
                                                  REGISTRANT INFORMATION

Full name of registrant    Stoneville Insurance Company

Former name if applicable

Address of principal executive office (Street and number)
 633 North State Street, Suite 200
City, state and zip code   Jackson, Mississippi 39202-7817

                                                          PART II
                                                  RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

                  (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|               (b)      The subject annual report, semi-annual report, transition report on Form
                           10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)      The accountant's statement or other exhibit required by Rule 12b-25(c)
                           has been attached if applicable.

                                                         PART III
                                                         NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, N-
SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

         The Company's auditors are in the process of completing the annual year-end audit.  Certain actuarial information necessary to complete the financial statements was not available in time to complete the review of the data in a manner sufficient to be included in the Form 10-KSB by March
30, 2000.

                                                         PART IV
                                                    OTHER INFORMATION

         (1)      Name and telephone number of person to contact in regard to this notification

        L. Keith Parsons                                               (601)                 949-4701
                  (Name)                                               (Area Code)    (Telephone Number)

         (2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                                                                         |X| Yes  |_| No

         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                          |_| Yes  |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                              Stoneville Insurance Company
                                      (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000                                 By: /s/
                                                         Harry E. Vickery, President

         Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                        ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18
U.S.C. 1001).

                                                 EXHIBIT TO FORM 12b-25
                                             OF STONEVILLE INSURANCE COMPANY

March 30, 2000

Securities and Exchange Commission
Washington, DC 20549

Dear Sirs:

         We have read the applicable sections of Form 12b-25 and are in agreement with the statements made therein.

                                                              yours truly,

                                                              /s/ Deloitte & Touche LLP

Jackson, Mississippi
March 30, 2000